ALEXCO RESOURCE CORP.

December 16, 2011

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of shareholders of Alexco Resource Corp. (the "Issuer") held on December 16, 2011. The report on the voting results is as follows:

1. Setting the number of directors at six.	By show hands, carried

2. The election of the following six nominees as directors of the Company for the six positions for the ensuing year or until their successors are elected or appointed:	By show hands, carried

Clynton R. Nauman
Michael D. Winn
George Brack
Rick Van Nieuwenhuyse
David H. Searle
Terry Krepiakevich

3. The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company at remuneration and on terms of engagement to be fixed by the directors.	By show of hands, carried

4. The approval of the Company’s amended Stock Option Plan.	By ballot, with 56.87% of votes in favour and 43.13% of votes against

Alexco Resource Corp.

Per:	/s/ David E. Whittle
David E. Whittle
Chief Financial Officer and Corporate Secretary